Exhibit 99.2
FreeSeas Inc. Announces Employment and Financing for Most Recent Vessel Acquisitions
March 4, 2008 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has entered into agreements for the employment of the newly acquired 1997-built M/V Free Impala and the 1998-built M/V Free Knight. Both vessels are 24,111 dwt and are expected to be delivered to FreeSeas during March 2008. Upon delivery, the vessels will each enter into a one-year time charter at a rate of $31,500 per day.
The Company also announced that it has finalized the financing for the vessels, securing facilities in the total amount of approximately USD $53 million for a term of approximately 7 years.
“The successful chartering of these two vessels demonstrates that FreeSeas is advantageously positioned for continued growth,” said Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas. “With the Free Jupiter back in service and with the expected deliveries of our two additional vessels in March, we expect to have seven fully operational vessels contributing their revenue by the beginning of the second quarter.”
The following table detail FreeSeas’ current fleet as announced today
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	30-day time-charter at $25,500 per day
Free Envoy	26,318	Handysize	1984	Time-charter through April 2008 at $17,000 p/d
Free Goddess	22,501	Handysize	1995	Time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Time-charter through February 2011 at $32,000/28,000/24,000 p/d

Vessels to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery	Employment
Free Impala	24,111	Handysize	1997	March 2008	One-year time-charter at $31,500 p/d, commencing at delivery
Free Knight	24,111	Handysize	1998	March 2008	One-year time-charter at $31,500 p/d, commencing at delivery

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
For further information please contact:

Company Contact:
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
www.freeseas.gr
Investor Relations/Financial Media:
Cubitt Jacobs & Prosek Communications
Thomas J. Rozycki, Jr., Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
www.cjpcom.com

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